STATEMENT OF INVESTMENTS

Dreyfus Pennsylvania Intermediate Municipal Bond Fund

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--95.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania--93.7%				
Albert Gallatin Area School				
District, GO (Insured; MBIA)	5.15	9/1/14	1,220,000	1,220,830
Armstrong School District,				
GO (Insured; XLCA)	5.00	3/15/22	1,465,000	1,522,736
Bucks County Industrial				
Development Authority,				
Retirement Community Revenue				
(Ann's Choice, Inc. Facility)	5.90	1/1/27	250,000	250,507
Butler Area Sewer Authority,				
Sewer Revenue (Insured; FGIC)	0.00	1/1/10	600,000	547,980
Coatesville Area School District,				
GO (Insured; FSA)	5.25	8/15/17	1,000,000	1,077,990
Delaware County	5.13	10/1/17	1,000,000	1,025,460
Eastern York School District,				
GO (Insured; FSA)	5.00	9/1/23	1,640,000	1,705,682
Harrisburg Parking Authority,				
Parking Revenue (Insured; FSA)	5.75	5/15/14	640,000	693,446
Harrisburg Redevelopment				
Authority, Guaranteed Revenue				
(Insured; FSA)	0.00	11/1/16	2,000,000	1,347,100
McKeesport Area School District,				
GO (Insured; FGIC)	0.00	10/1/09	1,070,000	987,171
Monroe County Hospital Authority,				
HR (Pocono Medical Center)				
(Insured; Radian)	5.50	1/1/12	1,095,000	1,138,559
Monroeville Municipal Authority,				
Sanitary Sewer Revenue				
(Insured; MBIA)	5.25	12/1/15	1,035,000	1,107,336
Montgomery County Industrial				
Development Authority, Revenue				
(Haverford School Project)				
(Insured; AMBAC)	4.00	3/15/23	500,000	456,280
Montour School District,				
GO (Insured; FSA)	5.00	4/1/32	1,000,000	1,029,510
Mount Lebanon School District,				
GO (Insured; MBIA)	5.00	2/15/13	1,000,000 [a]	1,059,370
Neshaminy School District,				
GO (Insured; MBIA)	5.00	4/15/16	1,250,000	1,321,213
Norristown				
(Insured; Radian)	0.00	12/15/11	1,465,000	1,241,866
Norristown				
(Insured; Radian)	0.00	12/15/13	735,000	572,594
North Allegheny School District,				
GO (Insured; FGIC)	5.00	5/1/15	1,625,000	1,723,150

Pennsylvania Finance Authority, Revenue (Penn Hills Project) (Insured; FGIC)	5.25	12/1/13	1,105,000	1,108,856
Pennsylvania Higher Educational Facilities Authority, Revenue (State System of Higher Education) (Insured; AMBAC)	5.25	12/15/14	1,600,000	1,618,016
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/13	1,995,000	2,127,867
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.00	1/15/14	1,580,000	1,684,517
Pennsylvania Housing Finance Agency, SFMR	4.70	10/1/25	965,000	918,072
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Revenue (Philadelphia Funding Program) (Insured; FGIC)	5.25	6/15/16	1,200,000	1,229,952
Pennsylvania Public School Building Authority, School Revenue (Daniel Boone School District Project) (Insured; MBIA)	5.00	4/1/13	1,005,000 [a]	1,064,345
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/08	320,000 [a]	329,101
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/18	545,000	560,576
Pennsylvania Turnpike Commission, Oil Franchise Tax Senior Revenue (Insured; AMBAC)	5.25	12/1/18	135,000	138,725
Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC)	5.00	12/1/22	1,815,000	1,892,591
Philadelphia (Insured; XLCA)	5.25	2/15/14	2,000,000	2,126,740
Philadelphia, Airport Revenue (Insured; MBIA)	5.00	6/15/25	510,000	513,233
Philadelphia, Gas Works Revenue (Insured; FSA)	5.50	7/1/15	1,550,000	1,607,815
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	4.50	11/1/23	1,570,000	1,544,221
Philadelphia, Water and Wastewater Revenue (Insured; AMBAC)	4.50	11/1/24	1,000,000	977,130
Philadelphia Authority for Industrial Development,				

Revenue (Russell Byers Charter School Project)	5.15	5/1/27	1,230,000	1,175,855
Philadelphia Hospitals and Higher Education Facilities Authority, Health System Revenue (Jefferson Health System)	5.00	5/15/11	2,500,000	2,542,875
Philadelphia Hospitals and Higher Education Facilities Authority, HR (Temple University Hospital)	6.50	11/15/08	925,000	938,718
Philadelphia Municipal Authority, LR (Insured; FSA)	5.25	11/15/15	2,115,000	2,254,209
Pittsburgh School District, GO (Insured; MBIA)	5.00	9/1/20	1,315,000	1,368,179
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	750,000 [a]	830,160
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/11	1,330,000 [a]	1,472,150
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/13	470,000	509,081
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.25	12/1/14	250,000	269,878
State Public School Building Authority, School Revenue (School District of Haverford Township Project) (Insured; XLCA)	5.25	3/15/21	1,000,000	1,062,500
State Public School Building Authority, School Revenue (York School District Project) (Insured; FSA)	5.00	5/1/18	545,000	569,689
Trinity Area School District, GO (Insured; FSA)	5.20	11/1/12	1,235,000	1,254,797
Wayne Memorial Hospital and Health Facilities Authority, County Guaranteed HR (Wayne Memorial Hospital Project) (Insured; MBIA)	5.25	7/1/16	2,135,000	2,245,849
West Mifflin Area School District, GO (Insured; FSA)	5.00	10/1/22	710,000	737,711
West Mifflin Sanitary Sewer Municipal Authority, Sewer Revenue (Insured; MBIA)	4.90	8/1/13	880,000	888,580
Westmoreland County (Insured; FGIC)	0.00	12/1/08	1,590,000	1,516,669
Wilson Area School District, GO (Insured; FGIC)	5.13	3/15/16	1,300,000	1,376,648

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Wilson School District,				
GO (Insured; FSA)	5.00	5/15/16	1,135,000	1,199,196
U.S. Related--2.1%				
Guam Waterworks Authority,				
Water and Wastewater System				
Revenue	5.50	7/1/16	320,000	322,301
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/23	1,000,000	1,034,570
Total Long-Term Municipal Investments				
(cost $62,204,368)				**63,040,152**

Short-Term Municipal Investment--3.0%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Pennsylvania;				
Beaver County Industrial				
Development Authority, PCR,				
Refunding (FirstEnergy				
Generation Corporation				
Project) (LOC; Barclays Bank				
PLC)				
(cost $2,000,000)	3.98	9/1/07	2,000,000 [b]	**2,000,000**
Total Investments (cost $64,204,368)			98.8%	65,040,152
Cash and Receivables (Net)			1.2%	757,737
Net Assets			100.0%	65,797,889

a   These securities are prefunded; the date shown represents the prefunded date. Bonds which are prefunded are
      collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the
      municipal issue and to retire the bonds in full at the earliest refunding date.
b   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-
annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance

GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance